Exhibit H

                             Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION
(Release No. 35-_____)
Filings under the Public Utility Holding Company Act of 1935, as amended ("Act")

__, 2001

     Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission's Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by __, 2001 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After __, 2001, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

                                    * * * * *
Unitil Corporation (70-9633)

     Unitil  Corporation  ("Unitil"),  of 6  Liberty  Lane  West,  Hampton,  New
Hampshire 03842-1720, a registered holding company, and its subsidiary companies, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company ("Fitchburg") and Unitil Power Corp. all of 6 Liberty Lane West, Hampton, New Hampshire 03842-1720 have filed a post-effective amendment under Sections 6(a), 7, 9(a), 10 and 12(b) of the Public Utilities Holding Company Act of 1935, as amended ("Act") and Rules 43, 45 and 52 thereunder to an application-declaration previously filed under the Act.

     On June 9, 2000, Unitil and its wholly owned subsidiary companies, Concord Electric Company ("Concord"), Exeter & Hampton Electric Company ("Exeter"), Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Power Corp. ("Unitil Power"), Unitil Realty Corp. ("Unitil Realty"), Unitil Resources, Inc. ("Unitil Resources") and Unitil Service Corp. ("Unitil Service" and, together with Concord, Exeter, Fitchburg, Unitil Power, Unitil Realty and Unitil Resources, the "Subsidiaries" or "Money Pool Participants") (Unitil and the Subsidiaries are collectively referred to as the "Applicants"), received approval under the Act from the Securities and Exchange Commission (the "Commission") for the authorization and approval under Sections 6(b), 7, 9(a), 10 and 12(b) of the Act and the Rules 43, 45 and 52 thereunder with respect to
(i) short-term borrowing by Unitil, (ii) short-term  borrowings by Fitchburg and
(iii) the continued use of the system money pool ("Money Pool") by Unitil and the Money Pool Participants, pursuant to the Cash Pooling and Loan Agreement (the "Pooling Agreement") among Unitil and the Money Pool Participants dated as of February 1, 1985, as amended, Holding Co. Act Release No. 27182 (the "Order"). On December 15, 2000, in response to a post-effective amendment, the Commission authorized Unitil to increase its short term borrowing to $35 million. Holding Co. Act Release No. 27307 (Dec. 15, 2000).

     Applicants now seek approval to increase Unitil's authorized short-term borrowing to $45 million from $35 million and Fitchburg's short-term borrowings to $30 million from $20 million. Any borrowings undertaken pursuant to this authorization will remain subject to the parameters set forth in the Order, except for the new aggregate limits of $45 million for Unitil and $30 million for Fitchburg. The prices that Unitil's subsidiaries, Unitil Power and Fitchburg, pay for wholesale electric and natural gas energy commodities has become unpredictably volatile and has sharply risen putting a heavy strain on Unitil's working capital and significantly increased its short-term borrowing requirements. Applicants expect to use the proceeds derived from short-term bank borrowings authorized by this Commission pursuant to this application/declaration for: (i) loans or advances to Subsidiaries through the Pooling Agreement, (ii) payment of indebtedness, (iii) short-term cash needs which may arise due to payment timing differences, (iv) greater flexibility in financial planning and (iv) other general purposes.

     For the Commission, by the Division of Investment Management, pursuant to delegated authority.

                                Jonathan G. Katz
                                    Secretary